Exhibit 12.1
SERVICE CORPORATION INTERNATIONAL
RATIO OF EARNINGS TO FIXED CHARGES
(In thousands, except ratio amounts)

	Nine months ended
	September 30,
	2006	2005
Earnings:
Income from continuing operations before income taxes and cumulative effect of accounting change	$91,921	$59,191
Minority interest in income of majority owned subsidiaries that have not incurred fixed charges	(62)	13
Add fixed charges (from below)	92,241	89,857

	$184,100	$149,061

Fixed charges:
Interest expense:
Corporate	$72,765	$69,684
Amortization of deferred financing costs	13,902	7,715
Implicit interest in rental expense	5,574	12,458

Fixed charges	$92,241	$89,857

Ratio (earnings divided by fixed charges)	2.00	1.66